Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 21, 2022

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Scharf Fund
Scharf Multi-Asset Opportunity Fund
Scharf Global Opportunity Fund

Dear Mr. Orlic:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, Tracy Moore, and Ryan Charles of U.S. Bank Global Fund Services, on November 21, 2022, in connection with the SEC Staff’s review of Post-Effective Amendment (“PEA”) No. 1101 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 1103 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on October 5, 2022. PEA No. 1101 was made for the purpose of converting the Retail Share Class of the Scharf Global Opportunity Fund into an Institutional Share Class, and also to update the investment strategy disclosure for each of the following series of the Trust: Scharf Fund, Scharf Multi-Asset Opportunity Fund, and Scharf Global Opportunity Fund. For the Staff’s convenience, complete fee tables and expense examples have been attached to this letter in Appendix A.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

1.    In the Multi-Asset Opportunity Fund’s disclosure, under the heading “Principal Investment Strategies of the Fund,” it indicates that the Fund may allocate between 25% and 50% of its total assets to fixed income securities. If the Fund includes floating rate securities as part of this allocation please indicate such in the disclosure.

Response 1: The Trust confirms that floating rate securities are not considered as part of the 25%-50% bucket of fixed income securities.

2.    In the footnote to the expense table for the Scharf Global Opportunity Fund, under the heading Fees and Expenses of the Fund, it references a 0.25% 12b-1 fee, however there is no accompanying reference in the table itself. Please explain and/or reconcile this discrepancy.

Response 2: The Trust responds by noting that the footnote reference is related to language found in the existing operating expenses limitation agreement, which explicitly excludes Rule 12b-1 fees, if any. As the Fund is not currently assessing a Rule 12b-1 fee, the expense table accurately reflects “None.” However, to avoid the possibility of confusion the footnote has been revised to read as shown below.

(1)Scharf Investments, LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and pay Global Opportunity Fund expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding, if applicable, acquired fund fees and expenses, interest, taxes, extraordinary expenses and class specific expenses, such as the shareholder servicing plan fee of 0.10%) to 0.52% of average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 27, 2024, and may be terminated only by the Fund’s Board of Trustees (the “Board”). The Adviser may request recoupment from the Fund of previously waived fees and paid expenses for 36 months from the date they were waived or paid, subject to the Expense Cap at the time such amounts were waived or at the time of recoupment, whichever is lower.

3.    In the performance table for the Scharf Global Opportunity Fund, under the heading Average Annual Total Returns, it indicates that Institutional Class performance reflects Retail Class performance after the adjustment for fees and expenses. Please confirm that the performance is gross of fee waivers or in the alternative explain the basis for using performance net of fee waivers.

Response 3: The Trust notes that the historical performance of the Retail Class, including the impact of any fee waivers, is the most appropriate proxy for the Institutional Class. If the performance for the Institutional Class were restated to reflect estimated expenses and fee waivers and expense limitations the returns would be materially identical to the historical performance of the Retail Class. For this reason the performance is shown net of fee waivers.

4.    Under the section Management of the Funds is a fee table that reflects the annual management fee that that Adviser was entitled to for each Fund. The Table lists a management fee of 0.89% for the Scharf Fund while disclosure elsewhere indicates a different rate, please reconcile this disclosure.

Response 4: The Trust responds by correcting the disclosure in the table to reflect the current management fee for the Scharf Fund.

5.    Under the section Similarly Managed Account Performance there is a references to a Hedged Strategy Composite. It appears this disclosure is carry over language from a fund that has been closed. For this reason, please remove the disclosure or explain why it is relevant for the existing funds.

Response 5: The Trust responds by confirming that the reference to the Hedged Strategy Composite has been removed.

6.    In the principal investment strategies section of the Scharf Global Opportunity Fund’s disclosure it indicates that there are no geography limits on the Fund’s investments and the Fund may invest in securities both in the United States and abroad. Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response 6: The Trust responds by confirming that it has added the following to its disclosure:

The Global Opportunity Fund primarily invests in U.S. and non-U.S. equity securities that the Adviser believes have significantly more appreciation potential than downside risk over the long term. Equity securities in which the Fund may invest include, but are not limited to, common and preferred stock of companies of all size market capitalizations, rights and warrants. Under normal circumstances, the Fund will invest at least 40% of its total assets in non-US securities. During unusual market conditions, the Fund will invest at least 30% of its total assets in non-US securities. Such foreign securities may be listed on foreign exchanges as well as in the form of depositary receipts, such as American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”). There are no geographic limits on the Fund’s investments, and the Fund may invest ~~without limit~~ in securities of companies located both in the U.S. and abroad and in developed or emerging markets. However, the Fund will invest primarily in the securities of companies located in at least four different countries. The Fund may also invest up to 30% of its total assets in non-money market investment companies, including mutual funds and exchange-traded funds (“ETFs”). The Fund may also invest in Rule 144A securities. Under normal market conditions, the Fund will typically invest in less than 50 securities.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

Appendix A

Scharf Fund

SHAREHOLDER FEES (fees paid directly from your investment)	Retail Class	Institutional Class
Redemption Fee (as a percentage of amount redeemed on shares held for 60 days or less)	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%	0.78%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses (includes 0.10% Shareholder Servicing Plan Fee)	0.19%	0.19%
Total Annual Fund Operating Expenses(1)	1.22%	0.97%
Less: Fee Waiver and/or Expense Reimbursement(2)	-0.08%	-0.08%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.14%	0.89%

	1 Year	3 Years	5 Years	10 Years
Retail Class	$116	$379	$663	$1,470
Institutional Class	$91	$301	$529	$1,182

Scharf Multi-Asset Opportunity Fund

SHAREHOLDER FEES (fees paid directly from your investment)	Retail Class	Institutional Class
Redemption Fee (as a percentage of amount redeemed on shares held for 15 days or less)	2.00%	2.00%
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%	0.65%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses (includes 0.10% Shareholder Servicing Plan Fee)	0.45%	0.45%
Total Annual Fund Operating Expenses	1.35%	1.10%
Less: Fee Waiver and/or Expense Reimbursement	-0.25%	-0.25%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1)	1.10%	0.85%

	1 Year	3 Years	5 Years	10 Years
Retail Class	$112	$403	$715	$1,602
Institutional Class	$87	$325	$582	$1,318

Scharf Global Opportunity Fund

SHAREHOLDER FEES (fees paid directly from your investment)	Institutional Class

Redemption Fee (as a percentage of amount redeemed on shares held for 15 days or less)	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%
Distribution and Service (Rule 12b-1) Fees	None
Other Expenses (includes 0.10% Shareholder Servicing Plan Fee)	0.67%
Total Annual Fund Operating Expenses	1.37%
Less: Fee Waiver and/or Expense Reimbursement	-0.85%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1)	0.52%

1 Year	3 Years	5 Years	10 Years
$53	$350	$669	$1,572